UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 14, 2014

0-18761

(Commission File Number)

Monster Beverage Corporation

(Exact name of registrant as specified in its charter)

Delaware	39-1679918
(Jurisdiction of Incorporation)	(IRS Employer Identification Number)

1 Monster Way
Corona, California 92879
(Address of registrant’s principal executive office)

(951) 739-6200

(Registrant’s telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒                    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On August 14, 2014, the Company announced that it had entered into definitive agreements providing for a long-term strategic relationship in the global energy drink category with The Coca-Cola Company (“Coca-Cola”).

In the transaction, the Company, New Laser Corporation, a wholly owned subsidiary of the Company (“NewCo”), New Laser Merger Corp., a wholly owned subsidiary of NewCo (“Merger Sub”), Coca-Cola and European Refreshments, an indirect wholly owned subsidiary of Coca-Cola (“European Refreshments”), entered into a transaction agreement and an asset transfer agreement.  Pursuant to the agreements, the Company will reorganize into a new holding company by merging Merger Sub into the Company, with the Company surviving as a wholly owned subsidiary of NewCo.  In the merger, each outstanding share of the Company’s common stock will be converted into one share of NewCo’s common stock.  In addition, immediately after the effective time of the merger, (1) NewCo will issue to Coca-Cola newly issued shares of common stock representing approximately 16.666% of the total number of shares of NewCo common stock (giving effect to such issuance), (2) Coca-Cola will transfer its worldwide energy drink business to NewCo, (3) the Company will transfer its non-energy drink business to Coca-Cola, and (4) the Company and Coca-Cola will amend their current distribution coordination arrangements, which will contemplate expanding distribution of the Company’s products into additional territories pursuant to long-term commercial agreements with Coca-Cola’s network of owned or controlled bottlers/distributors and independent bottling/distribution partners.  It is expected that Coca-Cola will become the Company’s preferred distribution partner globally.

At the closing, Coca-Cola or one of its subsidiaries will make a net cash payment to the Company of $2.15 billion in respect of Coca-Cola’s acquisition of the Company’s non-energy drink assets pursuant to the asset transfer agreement, the acquisition of distribution rights by Coca-Cola in North America, the issuance of the shares of NewCo common stock to Coca-Cola as contemplated by the transaction agreement and the Company’s acquisition of Coca-Cola’s energy drink assets pursuant to the asset transfer agreement.  $625.0 million of the net cash payment will be held in escrow, subject to release upon achievement of milestones relating to transfer of distribution rights.  The closing of the transactions is also subject to customary closing conditions, including receipt of regulatory approvals.

If the closing occurs, Coca-Cola will have various rights and be subject to various restrictions with respect to its equity ownership in the Company, including:

•                  The right to increase its ownership to up to 25% of NewCo’s outstanding shares in open market or in privately negotiated transactions with holders of outstanding NewCo shares, with restrictions on new purchases above 25% for a four-year period(subject to earlier termination in certain circumstances);

•                  Coca-Cola’s obligation to hold the shares it purchases for up to four years (subject to earlier termination in certain circumstances), with certain continuing limitations on transfers thereafter; and

•                  The right to nominate two (reduced to one in 36 months or if Coca-Cola’s equity interest in NewCo exceeds 20%) individuals to NewCo’s Board of Directors, one of which will be an executive officer of Coca-Cola.

The descriptions of the transaction agreement and the asset transfer agreement pursuant to which the foregoing transactions are to be effected are qualified in their entirety by reference to the full text of those agreements filed as Exhibits 2.1 and 2.2 hereto, respectively, which are incorporated herein by reference.  The transaction agreement and the asset transfer agreement have been included as exhibits to this Current Report on Form 8-K to provide investors and security holders with information regarding their terms and conditions.  They are not intended to provide any financial or other information about the parties thereto or their respective subsidiaries or affiliates.  The representations, warranties and covenants contained in the transaction agreement and the asset transfer agreement are made only for purposes of the transaction agreement and the asset transfer agreement, as applicable, and as of specific dates, are solely for the benefit of the parties to the transaction agreement and the asset transfer agreement, as applicable, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors.  Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the parties thereto, or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the transaction agreement and the asset transfer agreement, and such subsequent information may not be fully reflected in public disclosures by the parties thereto.

Item 3.02 Sale of Unregistered Securities.

The information set forth in Item 1.01 is hereby incorporated by reference in this Item 3.02.  Exemption from registration under the Securities Act of 1933 for the sale of the shares to Coca-Cola or its subsidiaries is based on Section 4(2) of the Securities Act.  Coca-Cola is an “accredited investor” as such term is defined in Regulation D as promulgated under the Securities Act.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus or any other document which may be filed with the Securities and Exchange Commission in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of any documents filed with the SEC through the web site maintained by the SEC at www.sec.gov.

Item 9.01                                   Financial Statements and Exhibits.

(d)                                 Exhibits.

Exhibit No.	Description

2.1	Transaction Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp, The Coca-Cola Company and European Refreshments.*

2.2	Asset Transfer Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation and The Coca-Cola Company.*

*  Schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule, annex or exhibit upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONSTER BEVERAGE CORPORATION

By:	/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors, President and
Chief Financial Officer

Date: August 18, 2014

Index to Exhibits

Exhibit No.	Description

2.1	Transaction Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp, The Coca-Cola Company and European Refreshments.*

2.2	Asset Transfer Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation and The Coca-Cola Company.*

*  Schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule, annex or exhibit upon request.